Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Nine Months Ended	One Month Ended	Fiscal Year
	September 30, 2009	December 31, 2008	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges
Earnings:
(Loss) income before income taxes(1)	$(312)	$(2,023)	$787	$3,275	$8,950	$5,923	$5,152
Add: Fixed charges, net	5,864	1,038	37,704	57,514	41,021	23,688	14,114

Income (loss) before income taxes and fixed charges, net	$5,552	$(985)	$38,491	$60,789	$49,971	$29,611	$19,266

Fixed Charges:
Total interest expense	$5,668	$1,018	$37,480	$57,302	$40,913	$23,560	$13,980
Interest factor in rents	196	20	224	212	108	128	89
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	45

Total fixed charges	$5,864	$1,038	$37,704	$57,514	$41,021	$23,688	$14,114

Ratio of earnings to fixed charges	*	*	1.0	1.1	1.2	1.3	1.4

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
(Loss) income before income taxes(1)	$(312)	$(2,023)	$787	$3,275	$8,950	$5,923	$5,152
Add: Fixed charges, net	5,864	1,038	37,704	57,514	41,021	23,688	14,114

Income (loss) before income taxes and fixed charges, net	$5,552	$(985)	$38,491	$60,789	$49,971	$29,611	$19,266

Fixed Charges:
Total interest expense	$5,668	$1,018	$37,480	$57,302	$40,913	$23,560	$13,980
Interest factor in rents	196	20	224	212	108	128	89
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	45
Preferred stock dividends	888	495	112	89	27	—	—

Total fixed charges and preferred stock dividends	$6,752	$1,533	$37,816	$57,603	$41,048	$23,688	$14,114

Ratio of earnings to fixed charges and preferred stock dividends	*	*	1.0	1.1	1.2	1.3	1.4

(1)	(Loss) income from continuing operations before income taxes does not include dividends on preferred securities subject to mandatory redemption, gain/(loss) on discontinued operations, cumulative effect of accounting change (net), non-controlling interests and income or loss from equity investees.

Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense to be representative of the interest factor.

Fixed charges do not include interest expense on uncertain tax liabilities as the Company records these amounts within the Provision for income taxes.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.

*	The earnings for the nine month period ended September 30, 2009 and for the one month ended December 31, 2008 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends.

The coverage deficiencies for total fixed charges for the nine month period ended September 30, 2009 and for the one month ended December 31, 2008 were $312 million and $2,023 million, respectively.

The coverage deficiencies for total fixed charges and preferred stock dividends for the nine month period ended September 30, 2009 and for the one month ended December 31, 2008 were $1,200 million and $2,518 million, respectively.